Exhibit 99.3

HOPTO, INC.

[FORM OF NOTICE TO STOCKHOLDERS WHO ARE ACTING AS NOMINEES]

Up to 8,666,667 Shares of Common Stock Issuable Upon Exercise of Non-Transferable Rights

This letter is being distributed to broker-dealers, trust companies, banks and other nominees in connection with the offering by hopTo, Inc. (the “Company”) of non-transferable rights to subscribe for shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), by stockholders and warrant holders of record (“Right Holders”) as of 5:00 p.m., New York City time, on              2020 (the “Record Date”).

The Company will distribute to you one non-transferable right for every share of Common Stock or for each share of common stock underlying each warrant, in each case, that you own on the Record Date. As described in the Prospectus, Rights Holders will receive one right for each share of Common Stock or warrant owned on the Record Date to purchase 0.83 shares of Common Stock at the subscription price of $0.30 per whole share of Common Stock (the “Basic Subscription Privilege” or the “Rights”). The rights offering does not include an over-subscription privilege, and Rights Holders who fully exercise their Basic Subscription Privilege will not be entitled to exercise an over-subscription privilege to purchase additional shares of Common Stock that may remain unsubscribed as a result of any unexercised Rights in the offering.

The Rights may be exercised by holders thereof (the “Rights Holders”) at any time during the subscription period, which commences on             2020 and ends at 5:00 p.m., New York City time, on              2020, unless extended by the Company (as it may be extended, the “Expiration Date”). The Rights are non-transferable and will not be listed for trading on any securities exchange or automated quotation system.

Holders are not required to exercise any or all of their respective subscription rights. Rights may only be exercised for whole numbers of shares; no fractional shares of Common Stock will be issued in this offering.

The Rights are evidenced by a subscription certificate (a “Subscription Certificate”) registered in your name or the name of your nominee. Each beneficial owner of shares of the Company’s Common Stock registered in your name or the name of your nominee is entitled to one Right for every share of Common Stock owned by such beneficial owner as of the Record Date.

We are asking persons who hold shares of Common Stock beneficially, and who have received the Rights distributable with respect to those shares through a broker-dealer, trust company, bank or other nominee, to contact the appropriate institution or nominee and request it to effect the transactions for them.

Enclosed are copies of the following documents:

1.	Prospectus, dated February [●], 2020; and

2.	A form of letter which may be sent to beneficial holders of Common Stock.

Rights not exercised at or prior to 5:00 p.m., New York City time, on the Expiration Date will expire.

Additional copies of the enclosed materials may be obtained by emailing the subscription and information agent at shareholder@broadridge.com.

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING, EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.